Exhibit (a)(iv)

June 2, 2015

Dear Stockholder:

Global Net Lease, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), has listed its common stock on The New York Stock Exchange (the “NYSE”), commencing on June 2, 2015, under the symbol “GNL” (the “Listing”). The Listing provides the Company’s stockholders a security that can be sold on a daily basis at a price determined by the market. The Company currently intends to pay dividends at a rate of $0.71 per Share per year, paid in monthly increments.

For those stockholders who might wish to sell their securities other than on the NYSE, the Company will permit them to tender up to 11,904,761 shares of its common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a purchase price of $10.50 per Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the enclosed offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute, the “Offer”). If the total amount of Shares is purchased, the amount of consideration offered to stockholders will be approximately $125,000,000.

All Shares purchased under the Offer will be purchased at the same Purchase Price. Stockholders may tender all or only a portion of their Shares. However, because of the proration and “odd lot” provisions described in the Offer to Purchase, all Shares tendered at the Purchase Price may not be purchased if more than 11,904,761 Shares are tendered. We will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering stockholder. Fractional Shares will not be purchased in the Offer.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 29, 2015, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED (THE “EXPIRATION DATE”).

Prior to tendering Shares, we recommend that you contact your financial advisor.  As part of the listing of the Shares on the NYSE, some, but not all, of the registered accounts will automatically be transferred to brokerage accounts in which the Shares will be held in “street” name in tradable accounts (or, in other words, registered in the name of a broker, dealer, commercial bank, trust company or nominee, although still beneficially owned by you). If your Shares are held in “street” name, you must contact your broker, dealer, commercial bank, trust company or other nominee to tender your Shares. You will need to work with your broker and your financial advisor to determine the status of your account and the best way to tender your Shares, if you desire to do so.

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or other nominee, you should contact them if you desire to tender your Shares and request that they tender your Shares for you. If a custodian or other nominee holds your Shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the custodian or other nominee that holds your Shares to find out its deadline.

The other terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

Our Board of Directors has approved the Offer. However, none of the Company, our Board of Directors, Global Net Lease Advisors, LLC, in its capacity as the Company’s advisor, the depositary, the paying agent, the information agent or any of their respective affiliates is making any recommendation to you as to whether you should tender or refrain from tendering your Shares. You should make your decision based on your views as to the value of the Shares and the Company’s prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your Shares with your broker or other financial or tax advisor.

If you have any questions regarding the Offer or need assistance in tendering your Shares, you can contact American National Stock Transfer, LLC, the information agent, at (877) 373-2522 (toll-free). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents may also be directed to the information agent.

Sincerely,

/s/ Scott J. Bowman

Scott J. Bowman
Chief Executive Officer